333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

August 11, 2022

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Peter McPhun
Wilson Lee

Re:	The Music Acquisition Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 24, 2022
File No. 001-39985

Dear Mr. McPhun and Mr. Lee:

On behalf of our client, The Music Acquisition Corporation, a company organized under the laws of the State of Delaware (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 3, 2022 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”). In connection with such responses, the Company has filed on the date hereof, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Form 10-K. The Form 10-K, as amended by Amendment No. 1, is referred to as the “Form 10-K/A.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K/A.

Form 10-K filed March 24, 2022

Report of independent registered public accounting firm, page F-2

1.	We note your audit opinion does not reference the balance sheet as of December 31, 2020. Please have your auditor revise its opinion to include the balance sheet as of December 31, 2020 which is required pursuant to Rule 8-02 of Regulation S-X. Please amend your filing to include such revised audit opinion. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

In accordance with the Staff’s comment, the audit opinion has been revised to include the balance sheet as of December 31, 2020 and the Company has filed new certifications and all amended Items in the Form 10-K/A.

The Music Acquisition Corporation
August 11, 2022

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, Music Acquisition Sponsor, LLC, is not, is not controlled by, and does not have substantial ties with any non-U.S. person.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Alan Annex, Esq. at (305) 579-0576.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Alan Annex
Alan Annex, Esq.

cc:	Todd Lowen, Chief Financial Officer and Chief Operating Officer